Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
July 12, 2017	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—ADV
Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to Registration Statement on Form N-2 (File No. 811-23138)

Dear Ms. Dobelbower:

On behalf of FS Global Credit Opportunities Fund—ADV (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on July 3, 2017 regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to the Registration Statement on Form N-2 (File No. 811-23138) filed on June 6, 2017 (the “Registration Statement”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 5 and Amendment No. 7 to the Registration Statement on Form N-2, filed by the Company on July 12, 2017 (the “Revised Registration Statement”).

Generally

1. Please describe the accounting treatment of the distribution fees.

The Company has elected to comply with the provisions of Rule 12b-1 under the 1940 Act (“Rule 12b-1”) as if they applied to the Company, and the Company’s board of trustees has approved and adopted an amended and restated distribution plan, or distribution plan, that meets the requirements of Rule 12b-1.

Marianne Dobelbower, Esq. July 12, 2017 Page 2

The Shares will be subject to an annual distribution fee of 0.67% of the net asset value of the Shares, and such distribution fee will be paid pursuant to the distribution plan. Because the Company’s distribution plan complies with the requirements of Rule 12b-1, including annual board approval, the Company will account for the distribution fee in accordance with the accounting guidance for 12b-1 fees under ASC 946-20. The Company will recognize distribution fees as an expense as they become payable, through a monthly accrual based on the average daily net asset value of the Shares.

2. Please supplementally confirm whether there has been any recognition of the distribution fees to date. To the extent the distribution fee is intended to be compensation for services previously rendered by Selected Broker-Dealers, please consider whether the distribution fee should be charged at the time of sale.

To date, no distribution fees have been recognized on the Company’s financial statements. No distribution fees have been accrued or paid under the distribution plan and none will be accrued or paid until August 2017. In accordance with the accounting guidance in ASC 946-20, the Company will recognize the distribution fees as an operating expense as they become payable each month.

3. Because the timing of when Shares become subject to the distribution fee will not be the same for all Shareholders (i.e., current Shareholders will become subject the distribution fee on August 1, 2017, and those who become Shareholders after August 1, 2017 will become subject to the distribution fee beginning as of the date of such sale), please clarify how new Shareholders are not being treated differently than current Shareholders.

The Company respectfully submits that (subject to a Shareholder not tendering their Shares, the Board’s determination to continue the distribution plan or the occurrence of a Liquidity Event) current and future Shareholders will pay the same distribution fees as a percentage of their gross offering proceeds. The total aggregate distribution fee per Share is capped at 2.0% of all Shareholders’ gross offering proceeds.

Summary of Terms – Distribution Fees

4. The Registration Statement notes the following: “In consideration of the marketing and distribution of the Shares by broker-dealers that are members of FINRA and other properly licensed agents and financial representatives (such authorized persons, “Selected Broker-Dealers”), the Company’s dealer manager or its affiliate will pay to Selected Broker-

Marianne Dobelbower, Esq. July 12, 2017 Page 3

Dealers at the time of sale a dealer manager concession of up to 1.0% of the gross proceeds received by the Company from the sale of the Shares. Such amounts paid by the Company’s dealer manager or its affiliate will not be paid by Shareholders.”

a.	Please supplementally confirm whether the Company’s dealer manager or its affiliate has paid the 1.0% concession fee to Selected Broker-Dealers for Shares that have been sold to date.

The Company confirms that its dealer manager has, to the extent allowable, paid the 1.0% concession fee to Selected Broker-Dealers for Shares that have been sold to date.

b.	Please consider revising the disclosure stating that “[s]uch amounts paid by the Company’s dealer manager or its affiliate will not be paid by Shareholders” to clarify that the distribution fee paid by Shareholders is intended, in part, to compensate the dealer manager and its affiliates for paying the 1.0% concession fee, as noted elsewhere in the Registration Statement.

The Company has revised the disclosure on pages 14 and 124 in the Revised Registration Statement to read as follows (by adding the underlined language):

“[s]uch amounts paid by the Company’s dealer manager or its affiliate will not be directly paid by Shareholders, but may be indirectly paid by Shareholders through payment of the annual distribution fee.”

* * * * * * *

Marianne Dobelbower, Esq. July 12, 2017 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd
FS Global Credit Opportunities Fund—ADV
Kristy Von Ohlen
Jeff Long
Ryan Moore
David Marcinkus
Securities and Exchange Commission